Exhibit 21.1
LIST OF SIGNIFICANT SUBSIDIARIES

Name of subsidiary	Organized Under the Laws of
Keysight Technologies Netherlands B.V.	The Netherlands
Keysight Technologies Luxembourg Holdings Sarl	Luxembourg
Keysight Technologies Singapore (Holdings) Pte. Ltd.	Singapore
Keysight Technologies Singapore (Sales) Pte. Ltd.	Singapore
Keysight Technologies World Trade, Inc.	Delaware
Keysight Technologies UK Limited	United Kingdom
ESI Group SAS	France